18007345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Crewe Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 E. South Temple, Suite 2440
(No. and Street)

Salt Lake City	**UT**	**84111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Bennett **(385) 322-3100**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

27 Beach Road, Suite C0-5B	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crewe Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE DYKSTRA
NOTARY
EXPIRES
GEORGIA
JULY. 30, 2021
PUBLIC
GLYNN COUNTY, GA

Signature

CEO

Title

Notary Public

This report** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption Report)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Crewe Capital, LLC
Audit Financial Statements
December 31, 2017

Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Crewe Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crewe Capital, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crewe Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crewe Capital, LLC's management. Our responsibility is to express an opinion on Crewe Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crewe Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included

evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of Crewe Capital, LLC's financial statements. The supplemental information is the responsibility of Crewe Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Crewe Capital, LLC's auditor since 2016.

Leigh J Kremer, CPA
Monmouth Beach, NJ
March 12, 2018 (Note 10, May 23, 2018)

RESTATED

Crewe Capital, LLC.
Statement of Financial Condition
As of December 31, 2017

ASSETS

Current assets:	
Cash	$292,910
Accounts receivable	77,962
Prepaid expense	172
Total Current Assets	$371,044
Other assets:	
Fixed assets- net of accumulated depreciation	$51,523
Membership interest at cost	250,000
Goodwill	30,867
Loan receivable – related party	47,000
Security deposit	12,655
Total Assets	$763,089

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$18,931
Total Current Liabilities	$18,931
Members' equity	$744,158
Total Liabilities & Members' Equity	$763,089

Please see the accompanying notes to the financial statements.

RESTATED

Crewe Capital, LLC.
Statement of Operations
For the Year Ended December 31, 2017

Consulting & other fees	$796,740
Securities related fees	3,826,069
Interest income	68
Total revenues	$4,622,877
General and administrative expenses:	
Salaries & compensation	$3,379,754
Design & promotional related	56,250
Office rent	53,015
Automobile	26,584
Insurance	74,526
Travel expense	16,491
Meals & entertainment	20,791
Compliance	20,943
Depreciation	8,426
General administration	156,752
Total general and administrative expenses	$3,813,532
Income before income tax and interest provision	$809,345
Provision for income taxes	0
Net income	$809,345

Please see the accompanying notes to the financial statements.

RESTATED

Crewe Capital, LLC.
Statement of Cash Flows
For the Year Ended December 31, 2017

Operating activities:	
Net income	$809,345
Add adjustments not requiring cash:	
Depreciation	8,106
Membership interest at cost	(250,000)
Changes in other operating assets and liabilities:	
Accounts receivable	(7,196)
Prepaid expense	(20)
Accounts payable	(58,892)
Loan receivable – related party	(47,000)
Accruals	985
Net cash provided by operations	$455,328
Investing activities:	
Purchase fixed assets	$(9,282)
Net cash used in investing activities	$(9,282)
Financing activities:	
Distributions to members	$(325,936)
Net cash used in financing activities	$(325,936)
Net increase in cash during the fiscal year	$120,110
Cash at December 31, 2016	$172,800
Cash at December 31, 2017	$292,910
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$1,217
Income taxes paid during the fiscal year	$19

Please see the accompanying notes to the financial statements.

RESTATED

Crewe Capital, LLC.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

	Members' Equity
Balance at December 31, 2016	$260,749
Distributions to members	(325,936)
Net income	809,345
Balance at December 31, 2017	$744,158

Please see the accompanying notes to the financial statements.

Crewe Capital, LLC.
Notes to the Financial Statements
For the Year Ended December 31, 2017

1. Organization

Crewe Capital, LLC (the "Company"), formerly Five Prime Advisors, LLC, is a privately held partnership formed in New York in 2003 for the purpose of providing investment banking, securities, valuation, and mergers & acquisitions services to a diversified client base. In September 2011, the Company obtained from the Financial Industry Regulatory Authority ("FINRA") approval to conduct a securities business as broker-dealer ("BD").

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a partnership (LLC) under the Internal Revenue Service Code. Accordingly, under such an election, the Company's federal and state taxable income is reported by the individual member and therefore, no provision for these federal income taxes has been included in the financial statements.

3. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 which supersedes ASC 840, *Accounting for Leases*. The new guidance requires the recognition of lease assets and lease liabilities for operating leases with lease terms of more than twelve months. Presentation of leases within the statement of operations and statement of cash flows will be generally consistent with current lease accounting guidance. The amended ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. We plan to adopt the amended ASU in the fourth quarter of fiscal year 2018 and expect the accounting change to have a material effect on our financial statements.

4. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2017 because of their short-term nature.

5. Commitments and Contingencies

The Company is committed to a non-cancelable lease for office space and rents an office in New York, New York on a month-to-month basis.

The Company is committed to a non-cancellable lease for office space in Salt Lake City, Utah. Minimum payments due under the lease are as follows.

2018	63,369
2019	64,478
2020	65,586
2021	66,695
2022	67,803
2023	22,909

Net minimum lease payments	$350,840

6. Fixed Assets

Fixed assets at December 31, 2017 are comprised as follows:

Furniture	$59,629
Accumulated depreciation	(8,106)
Fixed assets- net	$51,523

Fixed assets were put into service on the last day of 2016 when the Company finished moving into its new office space. The Company began depreciating these assets in fiscal year 2017.

7. Related Party Transactions

On July 14, 2017 a regular meeting of the Board of Members was held during which it was declared that the Company would loan to the Managing Member the sum of $47,000. The loan had a repayment date of January 31, 2018 and carried an interest charge of $2,990. The loan was subsequently repaid in full on January 19, 2018.

8. Non-cash Transactions

During 2017, the Company was assigned a 3% interest in an LLC in lieu of payment of merger and acquisition fees. The transaction did not involve the exchange of cash.

9. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2017 through the date of this report and found no material subsequent events reportable during this period.

10. Restatement of Prior Issued Financial Statements, May 23, 2018

Subsequent to the issuance of the audited financial statements, management discovered that a membership interest in a limited liability company was not accounted for. The omission caused assets and net income to be understated as follows:

	As Reported	As Restated
Total Assets	$513,089	$763,089
Net Income	$559,344	$809,344
Excess Net Capital	$268,979	$268,979

Schedule I - Computation of Net Capital Under SEC Rule15c3-1 and Schedule II – Computation for the Identification of Reserve Requirements Under SEC Rule 15c3-3

CREDIT:	
Member's equity	$744,158
DEBITS:	
Non-allowable assets:	
Prepaid expense	(172)
Security deposit	(12,655)
Accounts receivable	(77,962)
Fixed assets- net of accumulated depreciation	(51,523)
Membership interest at cost	(250,000)
Goodwill	(30,867)
Note receivable	(47,000)
NET CAPITAL	$273,979
Less haircuts	0
ADJUSTED NET CAPITAL	$273,979
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS (DEFICIT) NET CAPITAL	$268,979
AGGREGATE INDEBTEDNESS:	$18,931
AGGREGATE INDEBTEDNESS TO NET CAPITAL	7.04%
Excess net capital previously reported on Form X-17A-5	$268,979
Adjustments	0
Excess net capital per audited report	$268,979

Crewe Capital, LLC
136 E. South Temple, Suite 2440
Salt Lake City, UT 84111

December 31, 2017

Rule 15c3-3 Exemption Report

Crewe Capital, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Crewe Capital, LLC states the following:

Crewe Capital, LLC claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Crewe Capital, LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Michael Bennett, CEO

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Crewe Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Crewe Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crewe Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Crewe Capital, LLC stated that Crewe Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Crewe Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crewe Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J Kremer, CPA
Monmouth Beach, NJ
March 12, 2018

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
Crewe Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Crewe Capital, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Crewe Capital, LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Crewe Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Crewe Capital, LLC's management is responsible for Crewe Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leigh J Kremer, CPA
Monmouth Beach, NJ
March 12, 2018